OPERATING AGREEMENT

OF

UNITED TITLE GROUP LLC

Dated as of

July 1, 2017

TABLE OF CONTENTS

Page

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (the "Agreement") is made and entered into effective as of July 1, 2017 by and among the parties listed on Exhibit A hereto.

RECITALS

WHEREAS, the parties hereto have agreed to form a Virginia limited liability company (the "Company") for the purpose of engaging in the business described herein; and

WHEREAS, this Agreement sets forth the understandings of the parties hereto with respect to the organization and operation of the Company and the scope and conduct of its business.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings.

Act shall mean the Virginia Limited Liability Company Act, Chapter 12, Title 13.1 of the Code of Virginia, as amended.

Additional Capital Contributions shall have the meaning given in Section 3.3 hereof.

Affiliate shall mean any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. The term control as used herein (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of (a) the power to vote more than fifteen percent (15%) of the outstanding voting interests of such Person, or otherwise direct management policies of such Person by contract or otherwise, or (b) more than fifteen percent (15%) of the capital, profits or stock of any such Person.

Agreement shall mean this Operating Agreement and any and all schedules and exhibits hereto, as the same may be amended or supplemented from time to time as herein provided.

Articles of Organization shall mean the articles of organization of the Company filed with the State Corporation Commission of the Commonwealth of Virginia in accordance with the Act, as the same may be amended from time to time in accordance herewith.

Available Cash of the Company shall mean gross cash proceeds from the Company's operations (including from the sale or other disposition of property), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, and similar items, as determined by the Manager. "Available Cash" shall be determined on a cash basis and shall not be reduced by depreciation, amortization or similar non-cash expenses.

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Business Day shall mean any day other than a Saturday, Sunday, or other day on which banking institutions in the Commonwealth of Virginia are required or authorized by law or by executive order to be closed.

Capital Account shall have the meaning given in Section 3.2 hereof.

Code shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

Company shall have the meaning given in the recitals hereto.

Defaulting Member shall have the meaning given in Section 3.3(b) hereof.

Defaulting Member Loan shall have the meaning given in Section 3.3(b) hereof.

Event of Dissolution shall have the meaning given in Section 8.2 hereof.

GAAP means U.S. generally accepted accounting principles.

Governmental Authority shall mean any nation, state, county, city or other political jurisdiction of any nature, and any entity exercising executive, legislative, judicial, police, taxing, regulatory or administrative power of any nature.

Initial Contributions shall have the meaning given in Section 3.1(a) hereof.

Manager shall mean one or more managers of the Company, elected in accordance with Section 6.1 of this Agreement. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, when the content so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

Members shall mean the Persons set forth in Exhibit A hereto, and such other Persons as may be admitted to the Company in accordance with the provisions hereof.

Member Loan shall have the meaning given in Section 3.4 hereof.

Membership Interest shall mean each Member's entire interest in the Company's property, assets, capital, profits, distributions and losses, and, subject to the provisions of this Agreement, the right to participate in the management of the Company and to vote on, consent to, or otherwise participate in any decision or action of or by the Members pursuant to this Agreement and/or the Act.

Person shall mean any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, estate, cooperative association, or any other individual or entity in its own or any representative capacity.

RESPA shall mean the Real Estate Settlement Procedures Act of 1974, 12 U.S.C. §§ 2601 *et seq.* and related regulations.

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Restricted Activity shall mean the provision of residential and/or commercial title agency services within a 100 mile radius of the Company's principal office and any other offices of the Company.

Treasury Regulations shall mean the proposed, temporary and final income tax regulations promulgated under the Code, as amended.

Section 1.2 Additional Terms. Capitalized terms used in this Agreement and not defined in this Article I shall (unless otherwise expressly provided) have the meaning assigned to them in other portions of this Agreement.

ARTICLE II
FORMATION AND RELATED MATTERS

Section 2.1 Formation. The Company shall constitute a limited liability company formed pursuant to the Act for the purposes set forth herein. The Manager, with the cooperation of the Members, filed the Articles of Organization conforming to the requirements of the Act in the office of the State Corporation Commission of the Commonwealth of Virginia on September 20, 2013.

Section 2.2 Name. The name of the Company shall be "United Title Group LLC." The Manager may change the name of the Company or adopt such trade or fictitious names as it may determine appropriate.

Section 2.3 Business. The general character of the business of the Company (the "Business") shall be to:

(a) operate and manage a title agency that performs, among other functions, core title agent services (for which liability arises), including the evaluation of searches to determine the insurability of title, the clearance of underwriting objections, the actual issuance of policies on behalf of title insurance companies, and, where customary, the issuance of title commitments and the conducting of title searches;

(b) carry on any and all ancillary activities related thereto; and

(c) engage in any activity permitted under the Act and all applicable federal and state laws, rules and regulations; provided, however, that

(i) the principal activity of the Company is the title agency and settlement business, and

(ii) such other ancillary activities shall not in any way impair the licenses, permits, approvals, registrations and qualifications that the Company needs to conduct its principal activity.

Section 2.4 Contracting with Affiliates. The Members agree that although the Company may subcontract with Members, Affiliates thereof and third parties to perform certain services in connection with the Business:

(a) the Company will (i) with its own full-time, salaried employees, perform all core title agent services, and (ii) bear for its own account (and not that of any Member or Affiliate) all of the liability to title insurance underwriters in connection with the Company's preparation and issuance of title insurance commitments and policies; and

(b) to the extent the Company buys or leases office space, equipment, administrative or related services or other goods or services from any Member or Affiliate thereof (collectively, "Goods or Services"), the Company shall compensate such Member or Affiliate in an amount reasonably related to the fair market value of such Goods or Services (without regard to the value of any referral business), and such Goods or Services shall be provided to the Company on substantially the same terms and conditions that are then offered to similarly situated unaffiliated third parties.

Section 2.5 **Business Referrals.** Although a portion of the Business may be generated by referrals (for which the Company may not pay consideration other than for services actually performed and only to the extent such consideration bears a reasonable relationship to the market value of the services performed) from Members or their Affiliates, the Members agree that the Company will solicit Business and referrals of Business from third parties (including, without limitation, lenders, realtors, developers and builders) and actively compete in the marketplace for title agency and settlement services and, to encourage its employees, will put in place reasonable incentives to generate such third-party business.

Section 2.6 **RESPA Compliance.** The Members agree that in any case where the Company provides any "settlement service" involving any "federally related mortgage loan" (as such terms are defined under RESPA) to a Person who is also a customer of a Member or Affiliate, such Member or such Affiliate (as the case may be) will disclose to such customer, at such time and in such detail as RESPA requires (including, without limitation, any model disclosure language under RESPA), the nature of its relationship to the Company. The Members agree that they will (and will cause their Affiliates to) structure their respective businesses, pay any compensation to employees, agents or other parties, distribute income or make any other payments, and conduct all of their activities in a manner ensuring such Members', Affiliates', and the Company's full compliance with RESPA. Each Member will indemnify the Company, the other Members and their respective Affiliates (including, without limitation, their directors, officers, employees, agents and representatives) against all claims, losses, damages, liabilities, and expenses (including, without limitation, attorneys' fees and expenses) arising out of or in connection with any failure by the indemnifying Member or any of its Affiliates to make to any of its customers the required RESPA disclosure relating to the Company.

Section 2.7 **Stand-Alone Company.** Without limiting the applicability of the foregoing, the Members agree that the Company will be capitalized, staffed and operated as a stand-alone business. Accordingly, the Company will be capitalized in cash and (if necessary) funded in cash on an ongoing basis by the Members, except to the extent the Company enters into credit facilities provided by third parties. The Company will establish and maintain separate books and records of its accounts and operations and will employ sufficient full-time employees to perform all core title agent services, operate the Business, carry out the Company's day to day activities and manage the Company.

Section 2.8 **Principal Office.** The principal office of the Company shall be located at 582 Lynnhaven Pkwy, Suite 201F, Virginia Beach, Virginia 23452. The Company may have such other offices as the Manager may designate or as the business of the Company may from time to time require.

Section 2.9 **Foreign Agents and Registered Offices.** The Manager shall (a) take all action necessary to register the Company as a foreign limited liability company authorized to transact business in such states other than Virginia, if any, as the conduct of the Business requires, and (b) select and maintain such resident or registered agents and offices, and make all appropriate filings, as may be required by applicable law.

Section 2.10 **Term.** The term of the Company commenced on the date of filing of the Articles of Organization in accordance with Section 2.1 hereof, and shall continue until an Event of Dissolution.

ARTICLE III
CONTRIBUTIONS

Section 3.1 **Initial Contributions and Membership Interests.**

(a) Original Members. The original Members of the Company, their respective percentage Membership Interests and the contribution made by each in exchange for its Membership Interest (the "Initial Contributions") are those initially listed on Exhibit A hereto. The Members acknowledge and agree that the contribution from each of them is accurately reflected in the Membership Interests of each Member.

(b) Additional Members. Additional Members may be admitted to the Company through the issuance of additional Membership Interests by the Company in accordance with this Section 3.1(b), or through an assignment of an existing Member's Membership Interest in accordance with Section 8.1 hereof. Additional Members may be admitted to the Company through the issuance of additional Membership Interests by the Company only upon the unanimous prior written agreement of the existing Members and upon such terms and conditions as are unanimously agreed upon by the existing Members, provided that any additional Member must agree in writing to be bound by the Act and terms of this Agreement and the Certificate of Formation, as amended as of the date of such admission. Unless admitted to the Company as a Member in accordance with this Section 3.1(b), no Person to whom an additional Membership Interest is issued by the Company shall be considered a Member or have any right to participate in the management or affairs of the Company. The Manager shall amend Exhibit A to reflect the admission of such additional Members, and any corresponding adjustment to the relative Membership Interests of the other Members.

Section 3.2 **Capital Accounts.**

(a) Capital Accounts; Tax Elections. A separate capital account (a "Capital Account") will be established for each Member and shall be maintained as required by the Code and applicable Treasury Regulations. In accordance with Section 7.3 hereof, to the extent that the Code and Treasury Regulations permit different elections to be made in that regard, such elections shall be made by the Manager, in its sole discretion; provided, however, that an election under Section 754 of the Code shall be made only upon the unanimous agreement of all of the Members.

(b) **Deficit Balances**. Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in the Member's Capital Account.

Section 3.3 **Additional Capital Contributions.**

(a) **Additional Capital Contributions**. If at any time (or from time to time) additional funds in excess of the Initial Contributions ("Additional Capital Contributions") are required by the Company for or in respect of its business or any of its obligations, expenses, costs or liabilities (including, but not limited to, payment of real estate taxes, debt service payments, operating expenses and any reserves which the Manager deems necessary or appropriate, including as required to establish or maintain capital or assets required by applicable federal or state law or regulations, or any insurer for which the Company acts as an agent), the Manager may notify each Member of such fact and request that each Member make an Additional Capital Contribution to the Company, (pro rata, in proportion to each Member's respective Membership Interest) in the aggregate of the total amount of funds required. Each Member shall be obligated to make its Additional Capital Contributions within fifteen (15) days after the delivery of the Manager's notice. Such funds shall be deemed to be Additional Capital Contributions of the Members and shall increase the Members' respective Capital Accounts. Without limiting the generality of the foregoing, the Members acknowledge that the Initial Contributions, together with estimated cash flow from operations, are expected to be sufficient to pay all of the Company's start-up and operating costs for at least the first one hundred and eighty (180) days of the Company's existence and agree that, if the Initial Contributions and cash flow from operations are insufficient to fund such costs, the Members, upon notice from the Manager, will make Additional Capital Contributions to fund the shortfall.

(b) **Defaulting Members**. In the event any Member fails to make any Additional Capital Contributions required hereunder (a "Defaulting Member"), the Manager may request the other Members, and the other Members may thereupon elect, in their discretion, to either (i) advance such funds to the Company and to have such funds be treated as a loan (the "Defaulting Member Loan") to the Company which such Defaulting Member Loan shall take priority over Member Loans made under Section 3.4 hereof and shall bear interest at a floating interest rate, computed daily at two percentage points per annum in excess of the prime rate as set forth in the *Wall Street Journal*, which interest rate shall change as and when the prime rate changes or (ii) advance such funds to the Company and have such funds be treated as an Additional Capital Contribution to the Company. In the event that the Manager requests, and a Member thereupon elects, to have such funds treated as an Additional Capital Contribution, each of the Members' Membership Interests shall be adjusted to a percentage equal to (i) the aggregate amount of Capital Contributions and Additional Capital Contributions actually made by each of such Members, divided by (ii) the aggregate amount of Capital Contributions and Additional Capital Contributions made by all Members.

Section 3.4 **Loans.** Subject to the limitations and restrictions of Section 6.3 hereof, if the Manager determines that additional funds are needed for Company purposes (including the funding of operating expenses), the Manager may obtain such funds from any of the following sources: (a) by requesting the Members contribute such additional funds to the Company pursuant to Section 3.3 hereof; (b) by obtaining a loan or loans from any commercial bank or other lender, which loan(s) may or may not be secured by mortgages against or pledges of Company property or (c) by borrowing on an unsecured basis from the Members or any Affiliate of any Member. In the event that additional funds are borrowed by the Company on an unsecured basis from the Members or their Affiliates pursuant to Subsection (c) hereinabove (a "Member Loan"), such funds shall be loaned to the Company at a floating interest rate, computed daily at two percentage points per annum in excess of the prime rate as set forth in the *Wall Street Journal*, which interest rate shall change as and when the prime rate changes.

Section 3.5   No Third Party Rights. The provisions of this Article III are not for the benefit of any creditor or other Person other than a Member to whom any debts, liabilities, or obligations are owed by the Company or who otherwise has any claim against the Company or any Member, and no creditor or other Person shall obtain any rights under this Article III, or shall be able to make any claim in respect of any debts, liabilities, or obligations against the Company or any Member by reason of this Article III.

Section 3.6   Members Not Liable for Company Losses. Except as expressly provided herein or under the Act, the Members shall have no personal liability for the losses, debts, claims, expenses or encumbrances of or against the Company or its property, beyond their respective Capital Accounts.

ARTICLE IV
DISTRIBUTIONS

Section 4.1   Rights of Members to Receive Distributions. Available Cash of the Company shall be distributed as follows:

(a)   Distributions. Available Cash shall be distributed at such times as the Manager, in its sole discretion shall determine, but no less frequently than annually, as follows:

(i)   first, to the Members in repayment of all accrued but unpaid interest for any Defaulting Member Loans, pro rata, in proportion to the respective principal amounts of any such loans;

(ii)   second, to the Members in repayment of the principal amounts of any Defaulting Member Loans, pro rata, in proportion to the respective principal amounts of any such loans;

(iii)   third, to the Members in repayment of all accrued but unpaid interest on any Member Loans, pro rata, in proportion to the respective principal amounts of any such loans;

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(iv)   fourth, to the Members, in repayment of the principal amounts of any Member Loans, pro rata, in proportion to the respective principal amounts of any such loans; and

(v)   fifth, to all Members, pro rata, in proportion to their respective Membership Interests.

(b)   Restrictions.   Except as otherwise provided herein, all distributions by the Company to its Members shall be subject to the terms and conditions of the Act.

Section 4.2   Return of Capital.   A Member shall not be entitled to receive any distribution from the Company, except as specifically provided in this Agreement, and no Member shall be entitled to make any additional contributions to the Company other than as provided herein. Except as otherwise provided herein, no interest shall be paid on any contributions to the Company. No Member shall be liable for the return of all or any portion of the contributions of any other Member, it being expressly understood and agreed that such return shall be made solely from the assets of the Company.

ARTICLE V
PROFITS AND LOSSES AND COMPANY PROPERTY

Section 5.1   Profits and Losses.

(a)   Determination of Profits and Losses. The Company's net profits and net losses shall be divided among and borne by the Members in proportion to their respective Membership Interests as set forth in Exhibit A. The net profits and losses of the Company shall be computed in accordance with the Code and the Treasury Regulations in the same manner as profits and losses are determined for federal income tax purposes. Except as provided in Subsection (b) below, the determination of each Member's distributive share of all items of income, gain, deduction, loss, credit, or allowance of the Company for any period or year, shall, for federal income tax purposes, be made in accordance with the allocation of profits and losses as set forth in this Section.

(b)   Admission of New Members. In the event of the admission of a new Member or in the event of a valid assignment of all or part of a Member's Membership Interest pursuant to Article VIII hereof, all recurring items of income, gain, profits, losses, deductions and credits of the Company and all ordinary distributions by the Company shall be allocated to the newly admitted Member or the assignee in the same proportion that the number of days in the Company fiscal year after the new Member's admission or the assignment bears to the total number of days in the Company fiscal year; provided, however, that any extraordinary or nonrecurring items of income, gain, profits, losses, deductions or credits shall be specially allocated to the newly admitted Member or the assignee if such item was realized or incurred on or after the date of his, her or its admission to the Company.

Section 5.2   Company Property. The Company's property shall consist of all the assets acquired by the Company and all Company funds. Title to property and assets of the Company may be taken and held only in the name of the Company.

ARTICLE VI
CONTROL AND MANAGEMENT

Section 6.1   Election of Manager. Subject to the provisions of this Article VI, the business, operations and affairs of the Company shall be managed by the Manager. The Manager shall have the powers, authority and duties described in this Article VI. The initial Manager of the Company shall be Priority Title & Escrow, LLC. The Manager shall serve in such capacity until its removal, dissolution or resignation, or until the dissolution of the Company. The Manager may be removed by a vote of the Members holding at least a majority of all Membership Interests at any time, with or without cause. Any replacement or successor Manager shall be elected by a vote of the Members holding at least a majority of all Membership Interests.

Section 6.2   Authority of Manager.

(a)   Except as provided in Section 6.3 hereof or by any non-waivable provision of applicable law, (i) the Manager shall have full, exclusive charge and control over the management and operation of the affairs of the Company and the Business, and all decisions relating to the management and operation of the Company shall be made by the Manager in its sole discretion, (ii) all decisions or other actions taken or made by the Manager shall be binding on all of the Members and the Company, (iii) the Manager shall have all powers necessary to operate and conduct the Business of the Company and to act on behalf of the Company in all matters relating to the Business of the Company, and (iv) the Manager may delegate responsibility for the management of the Company to such Persons as the Manager may from time to time select.

(b)   The Manager may select and appoint one or more officers of the Company as Manager in its sole discretion deems necessary, including, but not limited to, a President, one or more Vice Presidents, the Treasurer, the Secretary and such other officers of the Company, in each case with such authority and duties and such compensation, as the Manager in its sole discretion shall deem appropriate. The Manager intends that the officers of the Company, under the supervision of the President, will be responsible for the day-to-day management and operation of the Company and the conduct of the Business. The Manager may delegate to any officer the authority to take any action that the Manager is authorized to take under this Agreement. Upon ten (10) days prior written notice to the Members, the Manager may at any time, with or without cause, replace the President or any other officer of the Company. The Manager will establish and maintain personnel policies and procedures and employee compensation and benefit plans for the Company and its officers and other employees that are reasonably related to the Business and in furtherance of the purposes of this Agreement.

(c)   Without in any way limiting subsection (a) or (b), above, the Manager is hereby specifically authorized, on behalf of the Company and upon such terms and conditions as the Manager shall deem appropriate, to:

> (i)   execute and file in the appropriate government offices the Company's Articles of Organization and any and all other

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documents and instruments necessary or appropriate in connection with the Company's formation;

(ii) apply for and obtain any and all necessary or desirable governmental permits, approvals and licenses, including in connection with any business of the Company in the Commonwealth of Virginia;

(iii) acquire by purchase, lease or otherwise, any real or personal property;

(iv) maintain adequate staff and facilities for the operation of the Business;

(v) prepay, in whole or in part, refinance, amend, modify or extend any loan;

(vi) purchase liability and other insurance, including directors and officers indemnity and related coverages, fiduciary coverage and errors and omissions (professional liability) coverage, with respect to the Manager and the Company's Members, officers and employees (as the case may be);

(v) enter into agreements and contracts in connection with the Business;

(ix) lease all or any portion of the Company's property;

(vi) sell, assign, or transfer for value all or any portion of the Company's property;

(vii) contract with any Person, including, without limitation, attorneys and accountants, for the performance of any and all services which may at any time be necessary, proper, convenient or advisable to carry on the Business;

(xii) enter into contracts to provide organizational, managerial or other services; and

(xiii) take any other action the Manager deems reasonable to accomplish the Company's goals and objectives.

Section 6.3 **Limitation Upon Authority of Manager.** (a) The following decisions and actions by the Company shall require the prior approval by an affirmative vote of Members holding at least a majority of all Membership Interests:

(i) the approval of the Company's annual budget;

(ii)   the approval of the Manager's compensation and the compensation of the Company's senior officers;

(iii)   the taking of any action that would result in expenditures materially in excess of the Company's annual budget; and

(iv)   the taking of any action that is outside of the scope of the Business.

(viii)   borrow money and, as security therefor, assign, mortgage, encumber, hypothecate or pledge all or any portion of the Company's property;

(vi)   invest and reinvest Company reserves in short term instruments or money market funds;

(vii)   execute any and all instruments or documents required by any third party dealing with the Company, including, but not limited to, any mortgage, note, contract, bank resolution and signature card, release, discharge or any other document or instrument in any way related thereto or necessary or appropriate in connection therewith;

       (b)   In addition, and notwithstanding anything to the contrary contained herein, the following decisions and actions by the Company shall be subject to the unanimous prior written approval of the Members:

(i)   any act in contravention of this Agreement;

(ii)   any act that would make it impossible to carry on the Business;

(iii)   any possession of Company property, or assignment of rights in Company property, other than for a Company purpose; and

(iv)   entering into an agreement or contract with any Member or any Affiliate of a Member, provided, however, that by execution of this Agreement the Members specifically approve the Company's entering into the Management and Administrative Services Agreement, Employee Lease Agreement, and Sublease, each between the Company and Priority Title and Escrow, LLC, an each substantially in the form presented to Members as of the date of this Agreement.

Section 6.4   Compensation of Manager. The compensation of the Manager shall be ten percent (10%) and no Manager shall be prevented from receiving such compensation because such Manager also is a Member of the Company. In addition, the Manager shall be fully and entirely reimbursed by the Company for any and all reasonable out-of-pocket costs and expenses incurred by the Manager in connection with the management and supervision of the business of the Company and the performance of its duties hereunder.

Section 6.5   Limitation on Liability of the Manager and Officers; Indemnification.

(a)   The Manager and the Company's officers shall devote to the conduct of the Business so much of its time as may be reasonably necessary for the efficient operation of the Business. Neither the Manager nor the Company's officers shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any act (or failure to act) by such Manager or officer in good faith and reasonably believed to be within the scope of this Agreement, specifically including any such act or failure to act which is attributable to the negligence of such Manager or officer.

(b)   To the fullest extent permitted by law, the Company (but not any Member) shall indemnify, defend and hold harmless the Manager and the officers of the Company for any loss, damage, liability, cost or expense, including reasonable attorneys' fees, arising out of any act or failure to act by the Manager or any officer, respectively, if such act or failure to act is in good faith and reasonably believed by the Manager or the officer, as applicable, to be within the scope of this Agreement, specifically including any act or failure to act which is attributable to the negligence of the Manager or the officer, as applicable.

Section 6.6   Authority of Members. Except as otherwise provided herein, the Members shall take no part in the conduct or control of the Business and shall have no right or authority to act for or bind the Company.

Section 6.7   Limitation on Liability of Members. Except as expressly set forth in the Act or this Agreement, the Members shall not be personally liable for any of the Company's losses, debts, obligations or liabilities beyond their respective Capital Accounts.

ARTICLE VII
ACCOUNTING AND RELATED MATTERS

Section 7.1   Bank Accounts. All of the Company's funds shall be deposited in such bank account or accounts as the Manager shall designate. Withdrawals from any such bank account shall be made upon such signature or signatures as the Manager shall designate, and shall be made only for Company purposes.

Section 7.2   Books and Records. The Company shall keep true, exact and complete books of account in which shall be entered fully and accurately each and every transaction of the Company. The books of account shall be kept on the accrual method of accounting and otherwise in accordance with GAAP. All books of account shall be kept at the principal office of the Company and each of the Members shall have the right, at such Member's sole cost, to inspect and copy such books at any reasonable time.

Section 7.3   Tax Elections.   All elections by the Company for federal income tax purposes or other tax purposes shall be made by the Manager in its sole discretion; provided, however, that an election under Section 754 of the Code shall be made only upon the unanimous written agreement of all of the Members.

Section 7.4   Fiscal Year.   The Company's initial fiscal year shall begin upon the commencement of the Company's existence and shall expire on the immediately succeeding December 31. Thereafter, until the Company's dissolution, the Company's fiscal year shall commence on January 1 and shall expire on the immediately succeeding December 31. For income tax purposes, the Company's fiscal year shall be the Company's taxable year.

Section 7.5   Reports.

(a)   The Manager shall cause to be prepared at the Company's expense information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within 90 days after the end of each taxable year such information as is necessary to complete the Member's federal and state income tax or information returns.

(b)   The Manager, at the Company's expense, shall cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies, all reports required to be filed with such entities under then-current applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory bodies. Any Member shall be provided with a copy of any such report upon request and without expense to such Member. The Manager shall cause all income tax information returns for the Company to be prepared and timely filed with the appropriate authorities.

(c)   The Manager shall give notice to all Members of any audit or review of the Company by the Internal Revenue Service and shall make such additional reports to all the Members as are reasonably necessary to keep them informed of the status of any such review or audit and any negotiations, proposed settlements or litigation related thereto and shall inform the Members of the manner in which they may opt out of any proposed settlements.

ARTICLE VIII
ASSIGNMENT OF MEMBER'S INTERESTS AND DISSOLUTION

Section 8.1   Disposition of Membership Interests.

(a)   Restrictions on Transfers of Membership Interests.   No Member shall have the right to transfer, assign or encumber all or any part of its Membership Interest in the Company without first obtaining the unanimous written consent of the Members.

(b)   Admission of Assignee Members.   The assignee of a Membership Interest shall have the right to become a Member in the Company if (i) the assignor so provides in the instrument of assignment, (ii) the assignee agrees in writing to be bound by the terms of this Agreement and the Articles of Organization, as amended to the date thereof, (iii) written consent to such assignment has been obtained from the other Members in accordance with Section 8.1(a) hereof, (iv) the assignee pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement and the Certificate of Formation, and (v) the assignor and assignee otherwise agree to be bound by the terms of the Act. Unless admitted to the Company as a Member in accordance with this Section 8.1(b), no assignee of a Member's Membership Interest in the Company shall be considered a Member or have any right to participate in the management or affairs of the Company. The Manager shall amend Exhibit A to reflect the admission of such Members, and any corresponding adjustment to the Membership Interest of the assignor of the Membership Interest.

Section 8.2   Dissolution. The Company shall dissolve upon the occurrence of any of the following (each, an "Event of Dissolution"):

(a)   the unanimous written consent of the Members to dissolve the Company;

(b)   the entry of a decree of judicial dissolution under Section 13.1-1047 of the Act;

(c)   [written notice delivered by any Member to each of the other Members and the Company, specifying a date for such dissolution not less than [ninety (90)] days after the date such notice is delivered to all such Members and the Company;]

(d)   a decree by a court of competent jurisdiction adjudicating the Company to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom;

(e)   the sale, abandonment or other disposition by the Company of all or substantially all of its assets and the collection of any and all proceeds therefrom;

(f)   the finding that any of the Members are prohibited by any of their regulatory authorities, or by regulatory directive or order, from participating in the business or from carrying out their respective responsibilities to the Company in the ordinary course of business or are subject to any material regulatory order or restriction adversely affecting the Business or their participation in it (which such prohibition is not cured within 30 days after notice to the Members); or

(g)   the finding that the Company's projected future revenues will be insufficient to enable payment of the Company's projected costs and expenses or, if sufficient, will be such that the Company's continued operation is not in the Members' best interests, as determined by the Manager in its reasonable discretion.

Section 8.3   Winding Up. Upon dissolution of the Company, the Company shall liquidate its assets and wind up its affairs in the following manner:

(a)   Liquidation of Assets and Discharge of Liabilities. A reasonable time shall be allowed for the orderly liquidation of the Company's assets and the discharge of its liabilities in order to minimize the normal losses attendant upon such a liquidation. The Manager shall liquidate the Company and shall have the authority, subject to Section 6.3, to perform any and all acts and to take any and all actions which may be necessary, appropriate, or incidental to the process of winding up. Such authority of the Manager shall continue as long as necessary, and exercise of such authority shall be deemed a proper act in winding up the affairs of the

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Company. Further, the Manager is authorized to sell the Company's assets in a bona fide sale or sales to any party or parties (including a Member) at such price or prices and upon such terms as it may deem advisable, having due regard for the interests of all Members. Any such sale or sales shall be deemed a proper act in winding up the Company's affairs.

(b) Survival of Company's Contracts. Except as otherwise provided therein, any act or event (including the passage of time) causing dissolution of the Company shall in no way affect the validity of, or shorten the term of, any lease, deed of trust, mortgage, contract or other obligation entered into by or on behalf of the Company, or acquired by the Company as assignee. The full rights, powers, and authorities of the Manager shall continue so long as appropriate and necessary to complete the process of winding up the business and affairs of the Company.

(c) Proceeds of Liquidation. The proceeds of the liquidation of the Company's assets shall be applied and distributed in the following order of priority:

> (i)   first, to the payment of or provision for the debts and liabilities of the Company (including Defaulting Member Loans and Member Loans) and the expenses of liquidation in order of priority as provided by law, and to the creation of any reserves which may be reasonably necessary for any contingent or unforeseen liabilities or obligations;

> (ii)   second, to the Members in repayment of their Capital Accounts in the Company; and

> (iii)   third, to the Members in proportion to their respective Membership Interests as set forth in Exhibit A.

(d) Report. Upon completion of the Company's liquidation, the Manager shall provide each Member with a report showing the information required under Section 7.5 hereof for the period from the date of the last report provided to the Members under Section 7.5 hereof to the date of the final distribution of the Company's liquidation proceeds.

ARTICLE IX
COMPETITION AND CONFIDENTIALITY

Section 9.1   Competition.

(a)   Subject to the other provisions of this Section 9.1, any Member or Affiliate of any Member may engage independently or with others in other business ventures of every nature and description. Neither the Company nor any Member shall have any right by virtue of this Agreement or the relationship created hereby in or to any other ventures or activities in which any Member or Affiliate of a Member is involved or to the income or proceeds derived therefrom. No Member or Affiliate of a Member shall be obligated to present any particular business or investment opportunity to the Company even if such opportunity is of a character which, if presented to the Company, could be taken by the Company, and any

Member or Affiliate of a Member shall have the right to take for its own account (individually or as a member or fiduciary), or to recommend to others, any such particular opportunity.

(b)   If any of the restrictions contained in Section 9.1(b) shall be deemed to be unenforceable by reason of the extent, duration or geographical scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration, geographical scope or other provisions thereof and, in its reduced form, Section 9.1(b) shall then be enforceable in the manner contemplated hereby.

(c)   Notwithstanding anything to the contrary contained herein, the restrictions set forth in Section 9.1(b) shall immediately terminate upon the occurrence of an Event of Dissolution under Section 8.2(b) hereof.

Section 9.2   Confidential Information.

(a)   Each Member shall, and shall cause its respective Affiliates, officers, directors, agents and representatives to, (i) hold in confidence all Confidential Information that becomes known to them relating to the Company and/or the other Members, and (ii) treat such Confidential Information with the same degree of care they accord their own secret and/or proprietary information; provided, however, that the Members may disclose Confidential Information to their respective Affiliates, directors, officers, employees, accountants, attorneys, agents or representatives for the purposes of facilitating the transactions contemplated herein.

(b)   For the purposes of this Agreement, the term "Confidential Information" shall refer to any and all information concerning the methods of operation, trade secrets and technology of the Company and/or the Members, as the case may be, other than information that (i) is received on a non-confidential basis from a third party having a right to make such disclosure; (ii) is or becomes generally available to the public (except as a result of a disclosure in violation of this Agreement); or (iii) is required to be disclosed by law or regulatory or judicial process.

Section 9.3   **Enforcement of Article IX.** Each Member acknowledges that its failure or threatened failure to comply with the provisions of this Article IX will result in immediate, irreparable and continuing damage to the other Member, for which there will be no adequate remedy at law and that, in the event of its failure or threatened failure so to comply, such other Member, and its respective successors, legal representatives and assigns shall be entitled to temporary and permanent injunctive relief and to such other and further relief as may be proper and necessary to ensure compliance with the provisions of this Article IX.

ARTICLE X
VOTING

Section 10.1   **Voting.** Insofar as practicable, any consent or agreement of the Members, required or appropriate under this Agreement, shall be accomplished by written instrument, without the necessity of a meeting of the Members. Except as otherwise provided by this Agreement, any action taken by the Members shall require the affirmative vote of the Members holding at least a majority of all Membership Interests

ARTICLE XI
ARBITRATION

Section 11.1 **Arbitration.** In the event of any dispute among the Members or the Members and the Manager relating to the operation of, or otherwise with respect to, the Company, the Members and the Manager shall submit the matter to binding arbitration in accordance with the American Arbitration Association's rules for Commercial Arbitration. The decision of the arbitrators shall be final and binding upon the parties in all respects. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall be limited to interpretation of this Agreement and shall have no right or authority to modify or supersede this Agreement in any fashion. The parties shall pay their own costs of the arbitration, including attorneys' fees. The parties shall select as the forum for any litigation relating to this Agreement, and acknowledge in connection therewith the exclusive jurisdiction of, any court of competent jurisdiction located in the Commonwealth of Virginia.

ARTICLE XII
POWER OF ATTORNEY

Section 12.1 **Power of Attorney.** Each Member, including each additional or substitute Member, hereby irrevocably makes, appoints, and empowers the Manager, with full power of substitution as to any Manager appointed in its place and stead (or any such Company officer to whom the Manager has delegated authority to take any action under this Agreement), such Member's true and lawful agent and attorney-in-fact, with full power and authority in such Member's name, place and stead and for such Member's use and benefit, to make, execute, verify, consent to, acknowledge, swear to, make oath as to, publish, file and/or record all instruments and documents, and to take all action necessary or advisable in connection with carrying out the intentions and purposes of this Agreement, including, without limitation, executing, acknowledging, swearing to, filing and or recording the following:

(iv) any certificate of cancellation that may be necessary to effectuate the dissolution and termination of the Company pursuant to the terms hereof;

(v) any business certificate, assumed or fictitious name certificate or other instrument or document of any kind necessary to accomplish the purposes and objectives of the Company or give effect to the provisions of this Agreement;

(vi) any federal or state tax returns or other tax-related documents required to be filed by the Company; and

(vii) all other instruments as the Manager (or such officer) may deem necessary or desirable to carry out the provisions of this Agreement in accordance with its terms.

The execution and delivery by the Manager (or such officer) of any such agreements, amendments, consents, certificates or other instruments or papers shall be conclusive evidence that such execution and delivery was authorized hereby.

The appointment by each Member of the attorney-in-fact designated herein shall be deemed to be a special power of attorney coupled with an interest in recognition of the fact that each of the Members under this Agreement shall be relying upon the power of the Manager and any such officer to act pursuant to this power of attorney for the orderly administration of the Company's affairs. The foregoing power of attorney is revocable via written noticed delivered to Manager. It shall survive the death or incapacity, or in the case of any Member which is an entity, the dissolution, liquidation or termination of each Member, and the assignment by any Member of the whole or any part of such Member's Membership Interest.

ARTICLE XIII
REPRESENTATIONS AND COVENANTS

Section 13.1   Representations and Warranties of Members.   Each Member represents and warrants with respect to itself, and, as applicable, its Affiliates, as follows:

(a)   Organization and Good Standing.   Each Member that is not a natural person is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite organizational power and authority to own, operate and lease its assets and to conduct its business as presently conducted.

(b)   Authority.   Each Member has all requisite power and authority to execute and deliver this Agreement and to perform the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary action on the part of each Member that is not a natural person. This Agreement has been duly executed and delivered by each Member and constitutes a valid and binding obligation of each Member, enforceable against each Member in accordance with its terms, except (i) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)   No Conflict or Breach.   The execution, delivery and performance of this Agreement do not and will not:

(i)   conflict with or constitute a violation of the governing documents and agreements of each Member that is not a natural person;

(ii)   constitute a violation of any law, statute, judgment, order, decree or regulation of any Governmental Authority or arbitrator applicable to or relating to each Member and/or any of its Affiliates; or

(iii)   conflict with or result in any breach that would constitute a material default or in an acceleration under any contract, agreement, commitment, mortgage, note, license or other instrument or obligation to which each Member and/or any of its Affiliates is a party or by which any of them are bound,

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except any of the foregoing that do not and will not have a material adverse effect on the financial condition of such Member and/or any of its Affiliates.

(d)   Consents and Approvals.   No (i) consent, approval, authorization of or notice to any Governmental Authority other than as required under the Act, or (ii) consent, approval, authorization of or notice to any other third party, is required in connection with the valid execution and delivery by each Member of this Agreement or the consummation by each Member of the transactions contemplated herein.

(e)   Litigation or Other Proceedings.   There is no existing, or to the best knowledge of each Member threatened, litigation or other proceeding against each Member or any of its Affiliates that will have a material adverse effect upon the performance of its obligations hereunder.

(f)   Investment Matters. Each Member:

(i)   is acquiring its Membership Interest for its own account for investment purposes only, and not with a view to resale or distribution;

(ii)   acknowledges and understands that the issuance of its Membership Interest has not been registered under any federal or state securities laws, and that such Membership Interest cannot be resold unless registered under the Securities Act of 1933, as amended, and all applicable state statutes, or an exemption from such registration is available therefrom;

(iii) by reason of its business or financial experience has the capacity to protect its own interests in connection with the transactions contemplated herein and to evaluate the merits and risks of the proposed investment;

(iv)   understands that it must bear the economic risk of its investment for an indefinite period of time because of the restrictions on the transfer of its Membership Interest set forth herein and because the Membership Interest has not been registered under applicable securities laws and therefore cannot be sold or transferred except as provided in this Agreement and unless it is subsequently registered under applicable securities laws or an exemption from registration is available; and

(v)   has received and carefully reviewed information relating to the operations, financial condition and future plans for the Company and has made such independent investigation of the Company and its operations and financial condition as it deems necessary, advisable or desirable. Each Member hereby confirms that the Company has made available to the Member and its agents and representatives any and all requested information, documents, records, instruments and other material related to the Company and its assets and business operations and also confirms that it has been given an opportunity to make further inquiries of the Company and its personnel and that the Company has given the Member and its counsel, accountants and other representatives access to all of the Company's properties, books, contracts, records, offices and personnel.

Section 13.2 **Covenants of Members.** Each Member covenants on behalf of itself, its successors, permitted assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents that may be reasonably determined by the Manager to be necessary or appropriate with respect to satisfying any tax reporting responsibilities imposed upon the Company.

ARTICLE XIV
SECURITIES MATTERS

Section 14.1 **Securities Matters.** Each Member represents and warrants to the Company and the other Members that:

(a)   It has been fully informed as to the circumstances under which it is required to take and hold its Membership Interest pursuant to the requirements of the Securities Act of 1933 (the "Securities Act"), the rules and regulations thereunder, and the applicable state securities or "Blue Sky" law or laws and regulations; it has been informed by the Company that the Membership Interests in the Company have not been registered under the Securities Act and may not be assigned unless such Membership Interests are subsequently registered under the Securities Act and applicable "Blue Sky" laws or an exemption from such registration is available; and it understands that this Agreement does not create any obligation on the part of (A) the Company or the Manager to register such Membership Interests under the Securities Act or any applicable exemption or exemptions under the applicable state securities or "Blue Sky" law or laws with respect to such Membership Interests; or (B) the Company to supply it with any information necessary to enable it to make a casual sale of its Membership Interests pursuant to Rule 144 under the Securities Act (assuming such Rule is applicable and is otherwise available to it with respect to such Membership Interests); and

(b)   It understands that this Agreement contains restrictions on the assignment of its Membership Interests and that, in addition to such restrictions, it covenants and agrees that such Membership Interests shall not be assigned unless (i) such assignment is exempt from registration under the Securities Act and the applicable state securities or "Blue Sky" law or laws, or (ii) a registration statement covering its Membership Interests is effective thereunder

ARTICLE XV
GENERAL PROVISIONS

Section 15.1 Notices. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly delivered to any party (a) when delivered personally by courier service or otherwise, (b) when delivered by facsimile and confirmed by telephone, (c) on the Business Day after the date sent by a nationally recognized overnight courier service, or (d) seven days after being mailed by first-class, registered or certified mail, postage prepaid and return receipt requested, in each case to the applicable addresses set forth in Exhibit A hereto, or to such other address or facsimile number as any party may have furnished to the other parties in writing in accordance with this Section.

Section 15.2 Severability. If any provision of this Agreement is held to be unenforceable under applicable law, this Agreement shall be construed so as to limit such provision so as to make it enforceable under applicable law; if such provision cannot be so limited, such provision shall be excluded from the Agreement, and the balance of the Agreement shall be enforceable in accordance with its terms and interpreted as if such unenforceable provision was so excluded.

Section 15.3 No Third Party Beneficiaries. Nothing contained in this Agreement is intended to, or shall, confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 15.4 Interpretation.

(a) This Agreement shall be interpreted and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of laws provisions thereof.

(b) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the Person or Persons referred to may require. The Article, Section and other captions of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

(c) Each party hereto has cooperated in the drafting and preparation of this Agreement. Therefore, in any construction to be made of this Agreement, it shall not be construed against any party on the basis that the party was the drafter.

Section 15.5 Entire Agreement; Amendments.

(a) This Agreement represents the entire understanding of the parties and supersedes and cancels any and all prior negotiations, undertakings and agreements among the parties with respect to the subject matter hereof.

(b) No waiver, modification or amendment of this Agreement shall be binding unless agreed to in a writing executed by all the parties.

Section 15.6 **Counterparts.** This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 15.7 **Binding Effect; No Waiver.**

(a) This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.

(b) Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or particular exercise of any right or remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 15.8 **RESPA Compliance.** Anything in the Agreement to the contrary notwithstanding, if any Member or the Manager (the "Notifying Member or Manager") reasonably determines that any practice being conducted by any other Member (the "Other Member") poses a significant risk of causing the Company, a Member, or Member's Affiliates to be in violation of RESPA, the Other Member shall, upon receipt of (a) written notice from the Notifying Member or Manager of the objectionable practice and (b) a legal opinion from a reputable law firm explaining why the objectionable practice poses such a significant risk, immediately cease such practice. The Members expressly represent, warrant, covenant, and agree that there is no requirement under this Agreement that either party or any Affiliate, agent, employee or agent thereof refer any customer to the Company or purchase ancillary services from any source.

Section 15.9 **Members' Relationships.** Except as expressly provided herein, nothing herein contained will be construed to constitute any Member as the agent of any other Member or in any manner to limit the Members in the carrying on of their own respective business or activities.

[The following page(s) is/are the signature page(s)]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

AS A MEMBER:

By: _Chantel Ray Finch_

Name: _Chantel Ray Finch_

By: _____

Name: _Michael B. Steir_

By: _____

Name: _____

By: _____

Name: _____

EXHIBIT A

MEMBER PERCENTAGE INTEREST AND CONTRIBUTIONS

Name and Address of Member	Initial Contribution	Additional Contributions	Percentage Interest
Priority Title & Escrow	TBD		50%
Chantel Ray Real Estate Inc	TBD		50%